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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

<u>MM/DD/YY</u>   <u>MM/DD/YY</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carleton McKenna Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 East Ninth Street, Suite 1425

(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kuhr   216-409-5496

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas, Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)		

SEC Mail Processing

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Kuhr _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Carleton McKenna Advisors, LLC _____ , as

of _____ December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

MARJORIE L. SUTTON
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Jan. 18, 2021

_____
Signature

Financial Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carleton McKenna Advisors, LLC
Financial Statement

December 31, 2019

PUBLIC DOCUMENT

Carleton McKenna Advisors, LLC
TABLE OF CONTENTS
December 31, 2019

PUBLIC DOCUMENT

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Carleton McKenna Advisors, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Carleton McKenna Advisors, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carleton McKenna Advisors, LLC as of December 31, 2019 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carleton McKenna Advisors, LLC's management. Our responsibility is to express an opinion on Carleton McKenna Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carleton McKenna Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Independent Member

BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

Hobe & Lucas
Certified Public Accountants Inc.

We have served as Carleton McKenna Advisors, LLC's auditor since 2019.

Independence, Ohio
February 28, 2020

Carleton McKenna Advisors, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	28,182
Commissions receivable		-
Total assets	$	28,182

Liabilities and Member's Equity

Liabilities

Accounts payable	$	-
Total liabilities		-

Member's Equity		28,182
Total liabilities and member's equity	$	28,182

PUBLIC DOCUMENT

The accompanying notes are an integral part of this financial statement.

Carleton McKenna Advisors, LLC
Notes to Financial Statements
December 31, 2019

1. **Organization**

   Carleton McKenna Advisors, LLC (the "Company") is an Ohio limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Carleton McKenna & Co., LLC ("Parent"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company:

   Investment Banking - Consistent with FASB ASC 606 (Revenue from Contracts with Customers), revenue for investment banking services, contingent private placement fee work is recorded as revenue upon closing of the transaction, and the income is reasonably determinable for fees arising from the private placement of securities. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time requires the Company to make significant judgements that may affect the timing and measurement of revenue recognition. Monthly retainers and hourly billings are recorded as revenue when invoiced. Revenue is recognized only when contractual obligations have been met.

   Income taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

   The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2019 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2016.

   Cash – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk on its cash.

   Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   Commissions Receivable - Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

2.   Summary of Significant Accounting Policies (Continued)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2019, there were no accounts receivable and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 28, 2020 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   Related Party Transactions

The Company has an expense agreement with its Parent company for certain expenses related to rent, technology, services and supplies.

4.   Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

5.   Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry security accounts for customers.

CARLETON MCKENNA ADVISORS, LLC.

February 28, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: **Audited Financial Statements - Period Ending December 31, 2019 Carleton McKenna Advisors, LLC, CRD# 159230**

Ladies and Gentlemen:

Enclosed please 2 copies of the Audited Financial Statements for Carleton McKenna Advisors, LLC for the period ending December 31, 2019.

Please note that this report is being bound in two separate packages - Public and Confidential. We request confidential treatment of information pursuant to SEC Rule 17a-5. Both the Public Document and the Confidential Document have been labeled as such.

If you have any questions regarding this letter or the enclosed documents, please contact me at 216-409-5496.

Very truly yours,

David W. Kuhr
Financial Principal

Enclosure

/dwk
(CMA 2019 AAR Letters)